Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS TV Guide Entertainment Group, LLC Years Ended March 31, 2013, 2012 and 2011 With Report of Independent Auditors

TV Guide Entertainment Group, LLC
Consolidated Financial Statements
Years Ended March 31, 2013, 2012 and 2011

Report of Independent Auditors
The Board of Managers
TV Guide Entertainment Group, LLC
We have audited the accompanying consolidated financial statements of TV Guide Entertainment Group, LLC (the “Company”), which comprise the consolidated balance sheets as of March 31, 2013 and 2012, and the related consolidated statements of operations, changes in members' equity (deficit), and cash flows for each of the three years in the period ended March 31, 2013, and the related notes to the consolidated financial statements.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TV Guide Entertainment Group, LLC at March 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2013 in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

Los Angeles, California
May 30, 2013

TV Guide Entertainment Group, LLC

Consolidated Balance Sheets
(In thousands)

	March 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$5,859	$9,960
Accounts receivable, net of allowances for doubtful accounts of $1,319 and $1,701	16,334	17,948
Programming costs	5,550	12,170
Prepaid expenses and other current assets	1,429	1,470
Total current assets	29,172	41,548

Noncurrent assets:
Property and equipment, net	10,747	13,544
Programming costs, net of current portion	4,620	16,245
Amortizable intangible assets, net	43,449	53,802
Goodwill	152,599	152,599
Other assets	507	665
Total assets	$241,094	$278,403

Liabilities and members’ deficit
Current liabilities:
Accounts payable and other accrued liabilities	$14,783	$14,773
Due to related party	5,928	5,067
Current portion of capital lease obligation	1,078	1,008
Deferred revenue	1,368	1,702
Accrued programming costs	7,110	8,429
Total current liabilities	30,267	30,979

Noncurrent liabilities:
Capital lease obligation, net of current portion	7,260	8,337
Deferred revenue, net of current portion	2,306	3,331
Due to related party, net of current portion	7,582	8,571
Accrued programming costs, net of current portion	7,670	13,168
Mandatorily redeemable preferred units	267,362	230,412
Total liabilities	322,447	294,798

Members’ deficit	(81,353)	(16,395)
Total liabilities and members’ deficit	$241,094	$278,403

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Operations
(In thousands)

	Year Ended March 31,
	2013	2012	2011
Revenues:
Advertising, including related party advertising of $2,686, $1,864, and $2,133, respectively	$57,213	$69,624	$83,857
Subscriber fees	24,115	29,122	30,321
Other, including related-party other revenue of $480, $480, and $0, respectively	2,338	2,153	1,502
Total revenues	83,666	100,899	115,680
Cost of services:
Programming, including related-party programming of $10,490, $7,842 and $1,586, respectively	51,461	51,279	36,368
Other direct costs	1,198	1,510	2,001
Total cost of services	52,659	52,789	38,369
Other expenses:
Advertising	10,682	13,148	13,963
Selling, general and administrative, including related-party expenses of $1,190, $1,366, and $1,632, respectively	36,098	40,292	47,001
Depreciation and amortization	13,850	11,602	15,331
Total other expenses	60,630	65,042	76,295

Operating (loss) income	(29,623)	(16,932)	1,016

Other income, net	15	15	—
Interest expense, net	(35,601)	(31,518)	(29,556)
Net loss	(65,209)	(48,435)	(28,540)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Changes in Members’ Equity (Deficit)
(In thousands)

	Common Units		Accumulated
	Number	Amount	Deficit	Total

Balance at March 31, 2010	100	$80,536	$(20,960)	$59,576
Share-based compensation	1	502	—	502
Net loss	—	—	(28,540)	(28,540)
Balance at March 31, 2011	101	81,038	(49,500)	31,538
Share-based compensation	1	502	—	502
Net loss	—	—	(48,435)	(48,435)
Balance at March 31, 2012	102	81,540	(97,935)	(16,395)
Share-based compensation	—	251	—	251
Net loss	—	—	(65,209)	(65,209)
Balance at March 31, 2013	102	$81,791	$(163,144)	$(81,353)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31,
	2013	2012	2011
Operating activities
Net loss	$(65,209)	$(48,435)	$(28,540)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	13,850	11,602	15,331
Gain on sale of property and equipment	(15)	(15)	—
Amortization of programming costs	28,548	26,769	5,944
Allowance for doubtful accounts	(382)	(5)	(119)
Share-based compensation	251	502	502
Interest accretion on preferred units and 10% dividend	33,950	29,688	27,703
Dividend to preferred unit holders	—	—	(20,000)
Changes in operating assets and liabilities:
Accounts receivable	1,996	3,225	(1,351)
Programming costs	(10,303)	(14,159)	(27,426)
Prepaid expenses and other assets	199	(772)	213
Accounts payable and other accrued liabilities	10	(3,229)	1,039
Due to related party	(128)	965	11,708
Accrued programming costs	(6,817)	(3,626)	7,446
Deferred revenue	(1,359)	(1,260)	(1,128)
Net cash (used in) provided by operating activities	(5,409)	1,250	(8,678)

Investing activities
Proceeds from sale of property and equipment	28	16	—
Additions to property and equipment	(713)	(1,096)	(1,884)
Cash used in investing activities	(685)	(1,080)	(1,884)

Financing activities
Principal payments of capital lease obligations	(1,007)	(944)	(883)
Capital contribution from Preferred Unit holders	3,000	—	—
Net cash used in financing activities	1,993	(944)	(883)

Net change in cash and cash equivalents	(4,101)	(774)	(11,445)
Cash and cash equivalents at beginning of year	9,960	10,734	22,179
Cash and cash equivalents at end of year	$5,859	$9,960	$10,734

See accompanying notes.

TV Guide Entertainment Group, LLC
Notes to Consolidated Financial Statements
March 31, 2013
1. Description of Business, Organization and Basis of Presentation, and Liquidity
Description of Business
TV Guide Entertainment Group, LLC, a limited liability company (“the Company”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. The Company includes the operations of its consolidated subsidiaries, which include TV Guide Network, TV Guide Online, TV Guide Broadband, and TV Guide Network On Demand. The Company conducts substantially all of its business in the United States.
TV Guide Network offers entertainment and television guidance-related programming as well as localized program listings and descriptions primarily in the United States. TV Guide Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. TV Guide Online is currently comprised of two entertainment web sites, led by tvguide.com, which feature a combination of entertainment news, video programming, celebrity information, localized channel listings, editorial guidance, community features and search features. TV Guide Network On Demand and TV Guide Broadband are advertiser supported, video-on-demand services featuring short- and long-form entertainment programs. TV Guide Broadband is available on www.tvguide.com and is also distributed on major video portals such as Hulu and YouTube.
Organization and Basis of Presentation
Since 2009, the Company has been owned by Lionsgate Entertainment Corp. (“Lions Gate”) and One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank N.A. Lions Gate owned 51% and OEP 49% of the Company. In addition, OEP reserved the option of buying another 1% of the Company under certain circumstances. The Company's membership interests consisted of 51,000 Preferred Units and 51,000 B-1 Common Units issued to Lions Gate and 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) issued to OEP.
On March 26, 2013, CBS Corporation (“CBS”) acquired OEP's 49% interest in the Company and purchased an additional 1% of Lions Gate's interest. In connection with the transaction, OEP sold 49,000 Series A Preferred Units and 49,000 of Series B-1 Common Units to CBS and Lions Gate sold 1,000 Series A Preferred Units and 1,000 Series B-1 Common Units to CBS.

Following the transaction, Lions Gate and CBS each own 50% of the Company. The operating agreement contains joint control rights, as well as certain transfer restrictions and exit rights.
Liquidity
The members have entered into commitments to support, if required, the Company's ability to continue as a going concern through March 31, 2014. After considering these commitments, management expects there to be sufficient operating cash flow to sustain the operations of the Company. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”).
Reclassifications
The Company has made certain reclassifications to the prior year's financial statements to conform to classifications in the current year. For all periods presented, related party balances have been updated to reflect the ownership change from OEP to CBS that occurred in March 2013. These reclassifications had no impact on previously reported results of operations.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.

Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues. Advertising revenues are earned and recognized when the advertising unit is aired or displayed on the Company's distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned, at which time revenue is recognized.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized when those minimum requirements are met. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides the advertiser additional advertising time until the minimum audience guarantees have been met. A liability is recorded for the amount of the contract fee that has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees. The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for “subscriber fees,” generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of TV Guide Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned, at which time revenue is recognized. The Company defers launch incentive assets (capitalized incentives provided to a cable operator to facilitate the launch of a cable network) and amortizes the amounts on a straight-line basis over the contract period. The Company classifies the amortization of launch incentives as a reduction of revenue.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights or advertising time on the other party's network. Advertising barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.

For the years ended March 31, 2013, 2012, and 2011, the Company recognized barter revenues and expenses of $0.04 million, $0.50 million, and $1.6 million, respectively; such amounts are included in advertising revenues and programming cost of services, respectively, in the accompanying consolidated statements of operations.
Advertising Expense
Marketing and promotion costs to promote the Company's distribution platforms are expensed when incurred and are classified as advertising expense in the accompanying consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. At times throughout the year and at year-end, cash balances held at financial institutions were in excess of federally insured limits.

Programming Costs
For programs produced by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced are expensed over the economic life of the program in relation to revenues generated. If the content of the program relates to current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
For acquired programs, the cost of acquired programming is capitalized and a liability is recorded upon acceptance of the episodes acquired that are available for broadcast. The liability represents the present value of the contractual cash payments. Capitalized costs of programs acquired are allocated to the estimated number of projected runs over the program license period and subsequently amortized as those runs are aired. Acquired programming costs are stated at the lower of unamortized cost or net realizable value.

Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value, when acquired. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset.
Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement.
The estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture and fixtures	3 - 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	5 - 11 years
Trademark/tradename	2 - 20 years
License agreements	2 - 6 years
Internal use software	2 years

The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.

Goodwill

Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company in 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more likely than not that the fair value of a reporting unit is less than its carrying value.

The Company first assesses qualitative factors to determine whether events or circumstances lead to the determination that the fair value of a reporting unit is less than its carrying value. If, after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company performs the two-step impairment test. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair value of the reporting unit is less than the reporting unit's carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2013. No goodwill impairment was identified.
Other Assets
Other assets include prepaid expenses and security deposits.
Share-Based Compensation
The Company measures all share-based awards using a fair value method and recognizes the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies (there are two corporate entities within the consolidated group that are not limited liability companies), so any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company's tax returns and the amount of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the years ended March 31, 2013, 2012 and 2011. Such amounts are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations. The Company paid $19,300, $19,400, and $61,300 in taxes for the years ended March 31, 2013, 2012, and 2011, respectively.
Fair Value of Financial Instruments
Carrying amounts of certain of the Company's financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value due to their short maturities.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the accompanying consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the number of program runs for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming cost, property and equipment, goodwill, and amortizable intangible assets. Actual results could differ from such estimates.

Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the years ended March 31, 2013, 2012, and 2011, no single customer generated revenues in excess of 10% of total revenues. As of March 31, 2013 and 2012, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectibility. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.

Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2013 through the date of issuance, May 30, 2013. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

Recent Accounting Pronouncements
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance related to the accounting for multiple-deliverable revenue arrangements. This new guidance amends the existing guidance for separating consideration in multiple-deliverable arrangements and establishes a hierarchy for determining the selling price of a deliverable. The Company adopted this standard beginning in fiscal year 2013 and its adoption did not have a material impact on the Company's consolidated financial statements.
In May 2011, the FASB issued an accounting standards update related to fair value measurements and disclosures to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the intent about the application of existing fair value measurement requirements, while other amendments change a principle or requirement for measuring fair value or for disclosing in formation about fair value measurements. Specifically, the guidance requires additional disclosures for fair value measurements that are based on significant unobservable inputs. The updated standard is to be applied prospectively and is effective for the Company beginning April 1, 2012. The Company adopted this standard for fiscal year 2013, and its adoption did not have a material impact on the Company's consolidated financial statements.
In June 2011, the FASB issued amended standards that eliminated the option to report other comprehensive income in the statement of shareholder's equity and required companies to present the components of net income and other comprehensive income as either one continuous statement of comprehensive income or two separate but consecutive statements. The new standard was effective for the Company beginning April 1, 2012. Since the Company does not have any items of comprehensive income there was no impact to the presentation of the financial statements upon adoption.
In September 2011, the FASB issued an accounting standard update to simplify the annual goodwill impairment test. The guidance provides companies with the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. This standard is effective for the Company beginning April 1, 2012, with early adoption permitted. The Company adopted this standard for fiscal year 2013, and its adoption did not have any impact on the Company's consolidated financial statements.

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that the Company believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable.
The Company primarily applies the income and market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs.

A fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

3. Accounts Receivable

Accounts receivable consists of the following (in thousands):

	March 31,
	2013	2012

Accounts receivable	$17,653	$19,649
Allowance for doubtful accounts	(1,319)	(1,701)
Accounts receivable, net	$16,334	$17,948

4. Property and Equipment
Property and equipment consists of the following (in thousands):

	March 31,
	2013	2012

Equipment under capital lease	$12,065	$12,065
Furniture and fixtures	1,051	1,050
Computer equipment and software	7,182	9,528
Machinery and equipment	6,465	7,478
Leasehold improvements	3,602	3,593
	30,365	33,714
Less accumulated depreciation and amortization	(19,618)	(20,170)
Property and equipment, net	$10,747	$13,544

Depreciation and amortization expense related to property and equipment was $3.5 million, $4.5 million, and $6.1 million for the years ended March 31, 2013, 2012, and 2011, respectively, including amortization of equipment under capital lease of $1.2 million in each year. Accumulated amortization of equipment under capital lease was $4.7 million and $3.5 million at March 31, 2013 and 2012, respectively. Unamortized capitalized software costs, net of accumulated depreciation, were $0.4 million and $0.8 million as of March 31, 2013 and 2012, respectively.

5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31,
	2013			2012
	Current	Noncurrent	Total	Current	Noncurrent	Total

Acquired programming costs	$5,276	$4,620	$9,896	$11,789	$16,245	$28,034
In-house programming costs	274	—	274	381	—	381
	$5,550	$4,620	$10,170	$12,170	$16,245	$28,415

The acquired programming costs balance at March 31, 2013 reflects all accepted episodes available for broadcast. There are additional episodes contractually committed under the license agreements that will be accepted in future periods. Amortization expense related to acquired programming costs for the years ended March 31, 2013, 2012, and 2011 was $28.5 million, $26.8 million and $5.9 million, respectively, which includes impairment costs of $13.4 million, $13.8 million, and $1.3 million for the years ended March 31, 2013, 2012, and 2011, respectively.
The in-house programming costs balance consists of all capitalized costs for episodes in production or completed but not aired as of March 31, 2013 and 2012.

6. Amortizable Intangible Assets
Amortizable intangible assets consist primarily of customer relationships and trademarks. The composition of the Company's amortizable intangible assets and the associated accumulated amortization (in thousands) is as follows:

	Weighted-		March 31,
	Average	Range of	2013			2012
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	6	1 - 7	$66,340	$(29,988)	$36,352	$66,340	$(20,124)	$46,216
Trademark/tradename	14	0 - 16	10,250	(3,249)	7,001	10,250	(2,810)	7,440
License agreements	1	0 - 2	1,510	(1,414)	96	1,510	(1,364)	146
			$78,100	$(34,651)	$43,449	$78,100	$(24,298)	$53,802

The aggregate amount of amortization expense associated with the Company's intangible assets for the years ended March 31, 2013, 2012 and 2011, was approximately $10.4 million, $7.1 million, and $9.3 million, respectively. The estimated aggregate amortization expense for the year ending March 31, 2014 is approximately $5.9 million and for each of the years ending March 31, 2015 through 2018, is approximately $5.7 million, $5.7 million, $5.7 million, and $5.7 million, respectively.

An impairment loss of $3.6 million was recorded in the year ended March 31, 2013, relating to customer relationships after they were determined in the current year to not be recoverable. This loss is included in depreciation and amortization on the consolidated statements of operations. To determine the fair value, the Company employed a discounted cash flow methodology with assumptions for cash flows using a discount rate commensurate with the associated risk (Level 2).

7. Accounts Payable and Other Accrued Liabilities

Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31,
	2013	2012

Payroll-related accruals	$3,210	$3,371
Minimum audience guarantees	3,070	2,202
Accounts payable	2,831	3,207
Advertising accruals	2,303	1,908
Customer credits	648	665
Unfavorable lease adjustment	604	823
Other	2,117	2,597
	$14,783	$14,773

8. Long-Term Obligations
Accrued Programming Costs
Accrued programming costs at March 31, 2013 and 2012, represent the present value of payments remaining on delivered episodes using a discount rate of 3.25%.
Future payments of programming costs (in thousands) are as follows:

	Year Ended March 31,
	2014	2015	2016	2017	2018	Thereafter	Total

Contractual commitments	$7,300	$6,556	$1,593	$—	$—	$—	$15,449
Imputed interest							(479)
Undelivered episodes							(190)
							$14,780

Commitments represent future minimum payments, as required by contracted license agreements, relating to the purchase of programming. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations on delivered episodes.

Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 31, 2013, are as follows (in thousands):

	Capital Lease	Operating Leases
Year ending March 31:
2014	$1,600	$3,087
2015	1,600	2,059
2016	1,600	1,539
2017	1,600	—
2018	1,600	—
Thereafter	2,268	—
Total future minimum lease payments	10,268	6,685
Less amount representing interest at 6.65%	1,930	—
Net future minimum lease payments	$8,338	$6,685

The Company leases office premises and equipment. Certain of the Company's operating leases have renewal options upon the expiration of current terms. The Company's primary facilities are located in Hollywood, California; Tulsa, Oklahoma; and New York, New York. Rent expense recorded to general and administrative expense was $3.2 million for each of the years ended March 31, 2013, 2012 and 2011. This excludes rent of $0.5 million each year for studio production facilities, which is recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the years ending March 31, 2014, 2015, 2016, 2017, 2018, and thereafter are approximately $2.9 million, $2.6 million, $1.5 million, $1.2 million, $0.2 million, and $0.4 million, respectively, relating to service and data license agreements. The Company also has contractual commitments of $4.8 million, $3.5 million, $3.5 million, and $1.2 million, for the years ending March 31, 2014, 2015, 2016, and 2017, respectively, to be paid to related parties for acquired programming, as discussed in Note 11.

9. Mandatorily Redeemable Preferred Units, Members' Equity (Deficit), and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 100,000 B-1 Common Units outstanding at March 31, 2013.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend return and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value, as determined using an option pricing model methodology, as a liability in the accompanying consolidated balance sheets.

The Preferred Units and the 10% dividend are being accreted, through charges to interest expense, up to their redemption amounts, over the 10-year period to the redemption date. During the years ended March 31, 2013 and 2012, the Company paid no amounts to the Preferred Unit holders. During the year ended March 31, 2013, the Company received contributions of $3.0 million from the Preferred Unit holders.

The Preferred Units are the only voting units; additionally, only the Preferred Unit holders can elect the board of managers. Assuming no additional distributions, dividends, or additional capital contributions, the redemption amount would be $622.4 million at May 2019. The redemption value as of March 31, 2013, based on the stated value and the dividend earned through that date, would be $345.8 million. The Company estimates the fair value using a discounted cash flow analysis based on the expected cash flows. The analysis reflects the contractual terms, including the period to maturity at May 28, 2019, and uses a discount rate of 13% commensurate with the associated risk. The fair value at March 31, 2013 and 2012 is as follows (in thousands):

	March 31, 2013		March 31, 2012
	Carrying Value	Estimated Fair Value (Level 3)	Carrying Value	Estimated Fair Value (Level 3)

Mandatorily Redeemable Preferred Units	$267,362	$280,624	$230,412	$284,400
The board of managers has authorized the issuance of up to 8,889 Series B-2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vests if there is an exit event, as defined, with a return to members upon exit of between 350% and 500% or more of the Members' investment. During the year ended March 31, 2010, the Company granted 3,556 B-2 Common Units to an employee. These units granted were valued at fair value at grant date and were being expensed as earned over the five-year vesting period until the employee separated from the Company in October 2012. Total compensation expense recorded for these units amounted to $0.3 million and $0.5 million during the years ended March 31, 2013 and 2012, respectively.

10. Interest Expense

Interest expense, net (in thousands) consists of the following:

	Year Ended March 31,
	2013	2012	2011
Interest expense:
Preferred Units and dividend accretion	$33,950	$29,687	$27,704
Equipment under capital lease	592	656	717
Acquired programming	1,066	1,186	1,173
	35,608	31,529	29,594
Interest income	(7)	(11)	(38)
Interest expense, net	$35,601	$31,518	$29,556

11. Related-Party Transactions
Amounts due to related parties total approximately $13.5 million and $13.6 million at March 31, 2013 and 2012, respectively, including $12.5 million and $11.9 million due to Lions Gate and CBS for accrued programming costs at March 31, 2013 and 2012, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the years ended March 31, 2013, 2012, and 2011, under the agreements, the Company recognized approximately $2.7 million, $1.9 million, and $2.1 million in advertising revenue, respectively. The Company also recognized $0.5 million in other revenue for the year ended March 31, 2013, related to a television distribution agreement with Lions Gate.
The Company entered into various acquired programming agreements with Lions Gate and CBS. Under the agreements, the Company recognized approximately $10.5 million, $7.8 million, and $1.6 million in programming expenses for the years ended March 31, 2013, 2012, and 2011, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resources, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the years ended March 31, 2013, 2012, and 2011, was $0.8 million, $1.0 million, and $1.3 million, respectively. The Company is also charged a fee for allocated insurance premiums. The insurance charge was $0.4 million for each of the years ended March 31, 2013, 2012, and 2011.

12. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings, and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future operating results of the Company.
13. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees' voluntary contributions up to $1,000 per employee. The Company incurred charges of $0.1 million, $0.1 million, and $0.2 million for employer matching contributions to the plan for the years ended March 31, 2013, 2012, and 2011, respectively.
14. Supplemental Cash Flow Information
The Company paid $0.8 million, $1.0 million, and $0.9 million in interest for the years ended March 31, 2013, 2012 and 2011, respectively.